SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2007
Commission File Number 000-31062
Oncolytics Biotech Inc.
(Translation of registrant’s name into English)
Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)
Date: February 6, 2007	By:	/s/ Doug Ball
Doug Ball
Chief Financial Officer

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

Oncolytics Biotech Inc. Announces Pricing of Previously Announced Public Offering
Calgary, AB - February 6, 2007 - Oncolytics Biotech Inc. (“Oncolytics” or the “Company”) (TSX:ONC; NASDAQ:ONCY) is pleased to announce that in connection with the previously announced short form prospectus offering, it has entered into an underwriting agreement with Canaccord Capital Corporation, pursuant to which Oncolytics has agreed to issue 4,000,000 units, each unit comprised of one common share and one-half of one common share purchase warrant, at a price of $3.00 per unit for gross proceeds of $12,000,000.00. Each whole common share purchase warrant shall entitle the holder thereof to acquire one common share of the Company upon payment of $3.50 at any time until 5:00 p.m. (Calgary time) on the date that is 36 months following the closing of the offering. Additionally, Oncolytics has granted Canaccord Capital Corporation an over-allotment option to purchase up to an additional 600,000 units at a price of $3.00 per unit, exercisable at any time up until 30 days after closing of the offering, increasing the gross proceeds of the offering to $13,800,000.00.
The net proceeds from this offering will be used by Oncolytics for its clinical trial program, manufacturing activities in support of the clinical trial program and for the Company’s general corporate purposes. The offering is expected to close on or about February 22, 2007 and is subject to the receipt of all necessary regulatory and stock exchange approvals.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to the notice of its acceptance given after the effective date.
Canaccord Capital Corporation is acting as lead manager on the offering. Once filed and receipted, a copy of the amended and restated short form prospectus may be obtained from Canaccord Capital Corporation — in Canada, call 416-869-7708, in the U.S., call 1-617-788-1554, or send requests to: Attention: Lee Ward, P.O. Box 516, 161 Bay Street, Suite 3000, Toronto, Ontario M5J 2S1 (fax requests — 416-869-7708).
This press release contains forward-looking statements, within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the placement of the units, as to progress in the clinical trial program and the Company’s belief as to the potential of REOLYSIN® as a cancer, therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, ability of the Company to complete the offering on the terms set forth in its agreements, the Company’s ability to obtain regulatory approval for the offering, the availability of funds and resources to pursue Research and Development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as may be required pursuant to applicable securities laws.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	600, 205 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 2V7	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.266.2453	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com